

Annual Report
2025

Annual Report 2025

Throughout this document, mentions of Avadain refer to Avadain, Inc. (the “Company”), a corporation formed on September 15, 2021 in Delaware. The Company’s physical address is 746 Dent Road, Eads, Tennessee.

This annual report will be posted on the Company’s website, https://www.avadaingraphene.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Avadain (the "Company" or "Company") is a corporation formed on September 15, 2021 in Delaware. The Company's physical address is 746 Dent Road, Eads, Tennessee. The Company's web site may be accessed at https://www.avadaingraphene.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Bradley Larschan

Board positions with Avadain

Dates	Position	Principal Occupation
September 2021 – Present	Director	CEO

Positions with Avadain

Dates	Position	Responsibilities
September 2021 – Present	CEO	Providing strategic direction and overseeing operations.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 2010 – Present	Bastille LLC	CEO
March 1995 – Present	The Salisbury Group LLC	Chairman
April 2006 – December 2024	Vehicle Safety & Compliance LLC	CEO

Ericka Wojack

Board positions with Avadain

Dates	Position	Principal Occupation
September 2021 – Present	Director	CFO / COO

Positions with Avadain

Dates	Position	Responsibilities
September 2021 – Present	CFO / COO	Managing financial and operational strategies.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 2010 – Present	Bastille LLC	CFO / COO
March 1995 – Present	The Salisbury Group LLC	CEO

April 2006 – December 2024	Vehicle Safety & Compliance LLC	CFO / COO

Philip Van Wormer

Board positions with Avadain

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Avadain

Dates	Position	Responsibilities
September 2021 – Present	Chief Commercial Officer	Developing and implementing strategies to drive revenue growth, expand market share, and enhance the overall commercial success of the company through effective sales, marketing, and business development initiatives

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
January 2010 – Present	Bastille LLC	CFO / COO

Yuichiro Takayanagi

Board positions with Avadain

Dates	Position	Principal Occupation

September 2021 – Present	Director	Founder & CEO of Layla Technology Eye, LLC

Positions with Avadain

Dates	Position	Responsibilities
N/A	N/A	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
April 2017 - Present	Layla Technology Eye, LLC	Founder & CEO

Henry Ford III

Board positions with Avadain

Dates	Position	Principal Occupation
August 2024	Director	Board of Director (various companies)

Positions with Avadain

Dates	Position	Responsibilities
N/A	N/A	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
December 2024 – Present	Moby AI	Board of Directors
December 2023 – Present	Jooni	Board of Directors
December 2024 - Present	Inkbit	Board of Directors
December 2019 – Present	Ford Foundation	Board of Trustees
December 2016 – Present	The Henry Ford Museum	Board of Trustees
December 2021 – Present	Ford Piquette Avenue Plant	Board of Trustees
December 2015 – Present	Neighborhood Villages	Board of Trustees

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Bradley Larschan through Bastille, LLC owns 2,425,500 shares of Class B Common Stock, representing a voting power of 46.95%. Ericka Wojack through Bastille, LLC through Bastille, LLC owns 2,425,500 shares of Class B Common Stock, representing a voting power of 46.95%. Bradley and Ericka are married and collectively own 4,851,000 shares of Class B Common Stock, representing voting power of 93.90%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

We believe graphene is about to change our world. Many leading tech companies and numerous startups are working to enhance products with graphene. 'Flakes' are industry's preferred form factor of graphene. However, mass production of graphene-enabled products is held back because there is no known technology to mass produce industrial quantities of high-quality graphene flakes. Explosive growth in demand for graphene flakes could occur as soon as industrial quantities of large surface area, thin and defect free (LTDF) graphene become available in industrial quantities. Avadain has upscaled its manufacturing process since 2022 to meet this potential growing demand. Avadain has a capital-light licensing model designed to generate recurring revenue. Based on our differentiated technology and global patent portfolio, we plan to license our graphene flake manufacturing process to: (1) advanced materials manufacturers, (2) chemical companies, (3) graphene applications companies and, (4) end users which need to assure quality and reliability of supply. We signed our first manufacturing license with Harcros Chemicals and hope to have at least 10 licensees in 2028.

5. How many employees does the Company currently have? (§ 227.201(e))

5

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

Valuation Risks: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Start-Up Risks: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Dividends: You are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

The Company is in the startup stage and has limited financial or operating history upon which to estimate its prospects for success. At the present time, the Company anticipates that, even if its business plan is successfully implemented, it will generate losses for at least the next two years and may never achieve or sustain profitability. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this Offering and the Company. The Company has no product sales or license agreements in place. The Company, along with its development partners, will need to develop continuous production of graphene flakes. The Company will undoubtedly encounter technical challenges, and may ultimately be unsuccessful. It is also possible that, even if the Company is successful in developing continuous production of graphene flakes, the cost of production will be too high, and, therefore, the market will be unreceptive. Graphene is a highly competitive field and another company could enter the market before Avadain with the technology to manufacture high quality graphene flakes in industrial volumes at a price acceptable to industry. See "Business and Operations of the Company." The likelihood of the Company's success must be considered in light of these and other challenges, expenses, complications and delays frequently encountered in connection with the formation of a new business and the development and commercialization of services in a competitive and regulated environment. No assurance can be given that the Company's business plan will be effectuated, or if effectuated, will be successful.

Holders of Class B Common Shares Effectively Control the Company: The Company is managed by its Board of Directors. The holders of the Company's Class B Common Shares are entitled to ten votes per share on matters requiring stockholder approval, and the holders of the Company's Class A Common Shares and Class A-1 Common Shares are entitled to one vote per share on matters requiring stockholder approval, including the election of directors. Bastille LLC, as the sole holder of the Company's Class B Common Shares, will control a substantial majority of the voting power of the Company's outstanding capital stock following the conclusion of the Offering. This concentrated control will limit or preclude the ability of the holders of Class A Common Shares and the Class A-1 Common Shares to elect directors or exert any influence on corporate governance matters for the foreseeable future.

Risks Related to Panasonic Arrangement: Panasonic funded the development of the Company's technology from inception to date. The Company entered into an agreement that entitles Panasonic to 50% of all revenue received by Bastille LLC as a consequence of its ownership of the Class B Common Shares. In addition, under the agreement, Panasonic has the right to appoint one director to the Company's Board of Directors and to exercise negative control rights with respect to a number of the Company's activities, including but not limited to: Accordingly, though not a stockholder of the Company, Panasonic exerts material control over the Company. If the interests of Panasonic and the Company diverge, there could be negative consequences for the Company.

Single Business Offering: Because the business of the Company will involve the ownership and operation of one business, an investment in the Shares has exposure to additional risks associated with changes in laws, rules or regulations, particular economic or environmental problems or other similar matters of that business, the effects of which might be absorbed, spread or compensated for in a multi-business program.

Reliance upon Directors and Officers: There can be no assurance that the Board of Directors and officers of the Company will be able to successfully implement effective management and financial policies for the Company. Failure by the Board of Directors and officers of the Company to successfully implement effective management and financial policies for the Company would have a material adverse effect on the Company's business, financial condition and results of operation.

Dependence on Third Parties: The Company will rely upon others to provide a variety of services required for the operation of the Company. The Company cannot make any representations or warranties regarding the quality of such third parties' services. Should the third-party service provider fail to adequately provide services to the Company, it is uncertain whether another cost-effective source of such services could be found or effectively utilized.

Reliance upon a Single Product: The Company will focus on technology to manufacture and license graphene flakes. If the Company is unable to scale up its manufacturing process for graphene flakes as planned, its ability to grant licenses could be impeded and the Company will not be profitable.

Competition: Numerous indirect competitors exist within the Company's planned market. These competitors include manufacturers of (1) low quality graphene flakes, which do not have the properties of the Company's flakes; (2) materials labeled "graphene" but which are, in reality, nanoplatelets, or graphite; or (3) graphene sheets. These indirect competitors are located throughout the world. Some of the Company's potential indirect competitors are larger and better capitalized, have greater experience in manufacturing at industrial scale and may have long established relationships with customers for such products. As a result of this competition, it cannot be guaranteed that the Company will be able to grow or grant licenses to manufacture graphene or achieve profitability. Competition could have a material adverse effect on the Company's business, financial condition or the results of operations.

Liability and Uncertainty of Adequate Insurance: The Company aims to license its graphene flake manufacturing technology. The Company may be subject to liability as a result of claims relating to the safety of its products. To defend against and defray such costs, it is anticipated the Company will attempt to obtain and maintain general liability insurance. While the Company believes it will have and maintain adequate general liability coverage, there can be no assurance that the insurance obtained and maintained by the Company will be sufficient to fully cover the Company in the event of a claim. Furthermore, there can be no assurance that the Company will be able to obtain general liability insurance in the future with adequate coverage or at acceptable costs.

Government Regulation: The Company's business will be subject to extensive regulation in all of the markets in which it operates. This may include regulations regarding licensing, production, distribution, marketing, advertising and labeling of its products. The Company will be required to comply with these regulations and to maintain various permits and licenses. The Company will also be required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell its product. The Company cannot assure investors that these and other governmental regulations applicable to the graphene industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, the Company may not be able to predict when and to what extent liability may arise. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm the Company's business, as the Company could find it necessary to raise its prices in order to maintain profit margins, which could lower the demand for its product and reduce sales and profit potential.

Dependence on Key Personnel; Recruitment: The Company's three key employees are Bradley Larschan, Ericka Wojack and Philip Van Wormer, the executive officers of the Company. We are highly dependent on the services of the Company's executive officers and directors. Our future business and results of operations depend in significant part upon the continued contributions of our executive officers and directors. If we lose those services or if the executive officers fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the Board of Directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

No Public Market for Shares; Lack of Liquidity: There will be no public market for the Shares offered by the Company. The Shares offered herein have not been and will not be registered under the Securities Act or any other applicable securities laws in reliance upon available exemptions from the registration requirements thereof. Accordingly, under the Securities Act and such securities laws, the securities offered hereby are subject to substantial restrictions on transfer and may only be sold, assigned, transferred or otherwise disposed of by a holder if subsequently registered, or if federal and other exemptions from registration are available and an opinion of counsel satisfactory to the Company is furnished to that effect. Because the Shares offered hereby are not readily transferable, an investor's ability to pledge such Shares as collateral for loans may be limited, and the restrictions on transfer could reduce the price of the securities in any permitted sale. An investor should not expect to be able to liquidate his or her investment readily or at all. Accordingly, each prospective investor should be aware of the long-term nature of the investment in the Shares and must indicate that he or she is acquiring such Shares for investment for his or her own account and not with a view to the resale, transfer or other disposition thereof.

Financing Needs: The Company anticipates that it will use the proceeds from this Offering to fund costs related to the Company's operations, including building a pilot production unit, producing and testing samples, obtaining and maintaining intellectual property rights, licensing activities and raising additional capital through a second equity crowdfunding campaign on a platform called Netcapital. If the Company is unable to procure the necessary financing, its future growth and profitability could be adversely affected.

Tax Risks: The manner in which the Company is to be taxed, the deductions available to the Company and the effect of the operations of the Company on each prospective investor involve complex issues. Because of the uncertainties and risks associated with the Federal, state, and local income tax aspects of the investment in Shares, it is imperative that, prior to making an investment in the Company, potential investors consult their own tax advisors regarding their particular tax situation and the tax consequences of investing in the Company. Investors should note that the Company anticipates no significant tax benefits associated with the future operation of the Company. No ruling will be sought from the Internal Revenue Service (the "IRS") on the Federal income tax consequences or any other tax issues affecting the Company or the subscribers. The Company has neither requested nor will it receive an opinion from its counsel with respect to the tax matters discussed below. Each investor should carefully review the following risk factors and consult his own tax advisor with respect to the Federal, state and local income tax consequences of an investment in the Company.

Possible Legislative or Other Actions Affecting Tax Consequences: The Federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time, and any such action may retroactively affect investments and commitments previously made. The rules dealing with Federal income taxation of companies are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts. In evaluating an investment in the Company, each investor should consult with his or her personal tax advisor with respect to possible legislative, judicial and administrative developments.

State, Local and Foreign Taxation: Each investor should consult his or her own attorney or tax advisor regarding the effect of state, local, or foreign taxes on his or her personal situation.

Risks Related to Marital Relationship of Founders: Bastille LLC, the sole holder of Class B Common Shares of the Company, is primarily owned by Bradley Larschan and Ericka Wojack. Mr. Larschan is CEO of the Company, and Ms. Wojack is CFO and COO of the Company; both are holders of options to purchase Class A Common Shares. Mr. Larschan and Ms. Wojack are husband and wife. They began working together in 1993 and have been involved with numerous companies and transactions since then. They were married in July 1995 and currently have 14-year old twin daughters. If they were to become adverse, the Company could suffer a disruption. Additionally, since they control Bastille LLC, which is the owner of the Company's Class B Common Shares and holds the majority of the voting power of the Company, there could be negative consequences for the Company.

Regulation: At the present time, the Company understands that the license and manufacture of graphene flakes is not regulated as a class by the Federal government. However, graphene flakes are a strategically important material and it is possible that the Federal government may, sometime in the future, regulate or restrict the manufacturing or licensing of graphene flakes.

We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

Investors will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding: Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. There are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, Form C-AR and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company: The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings: Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering: Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	8,000,000	787,575	Yes	One vote per share.
Class B Common Stock	4,900,000	4,900,000	Yes	Ten votes per share.
Preferred Stock	100,000	0	Yes	
Class A-1 Common Stock	2,000,000	1,872,002	Yes	One vote per share

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The Company's last Regulation Crowdfunding offering was at $10 per share, which closed on May 30, 2025.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A			

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

February 2022	Common Stock	$35,000	Reg. D, Rule 506(b)	Offering costs, legal, accounting, patenting and digital marketing.
August 2022	Common Stock	$1,366,624	Reg. CF Section 4(a)(6)	Advertising, payroll, and patents.
December 2022	Common Stock	$42,269	Section 4(a)(2)	The Company issued 10,568 shares of Class A Common Stock in exchange for services. No proceeds were received in this transaction.
February 2023	Common Stock	$965,000	Reg. D, Rule 506(b)	Advertising, payroll, & patents.
November 2023	Common Stock	$4,494,450	Reg. CF Section 4(a)(6)	Samples & testing, licensing activities, intellectual property, operations and payroll, and intermediary fees.
November 2023	Common Stock	$44,945	Reg. CF Section 4(a)(6)	The Company issued 8,989 shares of Class A-1 Common Stock. No proceeds were received in this transaction.
December 2023	Common Stock	$103,598	Section 4(a)(2)	The Company issued 20,757 shares of Class A Common Stock in exchange for services. No proceeds were received in this transaction.
August 2024	Common Stock	$1,715,000	Reg. D, Rule 506(b)	Increase manufacturing efficiency, licensing activities, intellectual property, operations and payroll, legal & accounting.
May 2025	Common Stock	$4,986,836	Reg. CF Section 4(a)(6)	Sales and marketing, R&D, and general and administrative expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed for the purpose of upscaling its patented technology to reliably and sustainably manufacture high-quality (i.e., large, thin, and nearly defect-free) graphene flakes and then to license this technology to advanced materials manufacturers and others. Avadain, LLC, a limited liability company formed under the laws of Delaware on September 21, 2020, became a wholly owned subsidiary of the Company on September 22, 2021. Avadain, LLC, owned by Bastille, LLC, was under common control of the Company. Avadain, LLC was initially formed to commercialize the graphene technology developed by Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V. ("Fraunhofer"), a German not-forprofit research organization. On December 23, 2020, Fraunhofer assigned the patents and patent applications for the graphene technology to Avadain, LLC. Upon acquisition by the Company, Avadain, LLC exists solely as a holding company for the Company's intellectual property.

Results of Operations:

The Company is in the pre-revenue stage. Operating expenses for the year ended December 31, 2025 increased by $100,700 to $1,951,415, as compared to $1,850,715 for the year ended December 31, 2024. Grant income for the year ended December 31, 2025 decreased by $157,989 to $0, as compared to $157,989 for the year ended December 31, 2024. Interest income for the year ended December 31, 2025 decreased by $44,134 to $93,691, as compared to $137,825 for the year ended December 31, 2024. Net loss for the year ended December 31, 2025 increased by $288,262 to $1,843,163, as compared to a net loss of $1,554,901 for the year ended December 31, 2024. Overall, the Company used $1,020,092 cash in operating activities in 2025, as compared to $1,145,540 in 2024.

Liquidity & Capital Resources:

On December 31, 2025, the Company had cash of $5,565,920 and working capital of $5,501,225, as compared to cash of $3,338,420 and working capital of $3,560,849 on December 31, 2024.

During the period March 24, 2025 through June 3, 2025, the Company raised gross proceeds of $4,986,836 in exchange for issuing 622,467 Class A-1 Common Stock shares. During the period October 24, 2023 through August 14, 2024, the Company raised gross proceeds of $1,715,000 in exchange for issuing 343,000 shares of Class A Common Stock through a Reg D 506(b) offering. During the period February 7, 2023 through November 10, 2023, the Company raised gross proceeds of $4,494,450 in exchange for issuing 907,879 Class A-1 Common Stock shares. During the period January 1, 2023 through February 6, 2023, the Company raised gross proceeds of $965,000 in exchange for issuing 223,250 shares of Class A Common Stock through a Reg D 506(b) offering. During the period April 2022 through August 2022, the Company raised gross proceeds of $1,366,624 in exchange for issuing 341,656 shares of Class A-1 Common Stock through a Reg CF offering.

In September 2021, the Company issued 4,900,000 shares of Class B Common Stock to Bastille, LLC as a consideration for the transfer and conveyance unto the Company all of its rights, title, and interest in the membership interests, equal to 100%, in Avadain, LLC. During 2021, the Company raised gross proceeds of $155,000 through the issuance of 155,000 shares of Class A Common Stock under a Regulation D stock offering. Through March 5th, 2022, the Company raised gross proceeds of $35,000 through the issuance of 35,000 shares of Class A Common Stock under the same Regulation D stock offering.

Business Agreements:

In December 2020, upon the assignment by Fraunhofer of the patents and patent applications derived from graphene technology to Avadain, LLC, Avadain, LLC agreed to pay to Fraunhofer a royalty of two percent (2%) of the gross revenue that will be generated by (i) licensing the continuous flow process to mass produce graphene flakes ("MP Process"), and (ii) Avadain, LLC's own commercial manufacture, use, sale, importation, or exportation of graphene flakes using the MP Process. In March 2021, the Company entered into an agreement with a third-party legal firm (the "Firm") to represent the Company in connection with the preparation, filing, and prosecution of patent applications relating to the manufacture of graphene. Upon signing of the agreement, the Company assumed the liability amounting to $213,773 previously incurred by the Firm for Fraunhofer and Bastille, LLC. Until the Company obtains at least $8,000,000 in total third-party funding, the Firm will provide legal services and advance expenses on a full contingency basis, up to a maximum amount of $50,000 after the date of the engagement agreement. Amount incurred over the set maximum amount is due and demandable by the Firm within 30 days of receiving an invoice from the Firm. The set maximum amount was increased by $14,021 in 2022 resulting to a set maximum amount of $277,794 as of both December 31, 2024 and 2023. In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology. Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA. PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Avadain has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Avadain will file a report electronically with the SEC annually and post the report on its web site https://www.avadaingraphene.com.

Avadain, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2025 and 2024

Avadain, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Avadain, Inc.
Eads, Tennessee

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Avadain, Inc. and subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 21, 2026

AVADAIN, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,565,920	$ 3,338,420
Grants receivable	-	157,989
Prepaid expenses	21,104	151,243
Total Current Assets	5,587,024	3,647,652
Non-current Assets:		
Patents, net	847,369	722,900
Equipment in progress	2,201,056	1,166,629
Total Non-current Assets	3,048,425	1,889,529
TOTAL ASSETS	$ 8,635,449	$ 5,537,181
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 55,769	$ 69,331
Due to related party	-	1,222
Due to patent attorney, current portion	30,030	16,250
Total Current Liabilities	85,799	86,803
Non-current Liabilities:		
Due to patent attorney, net of current portion	-	277,794
Total Non-current Liabilities	-	277,794
Total Liabilities	85,799	364,597
Stockholders' Equity:		
Preferred Stock, $0.00001 par, 100,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2025 and 2024	-	-
Class A Common Stock, $0.00001 par, 8,124,000 and 8,750,000 shares authorized as of December 31, 2025 and 2024, respectively; 787,575 shares issued and outstanding as of both December 31, 2025 and 2024.	8	8
Class A-1 Common Stock, $0.00001 par, 1,876,000 and 1,250,000 shares authorized as of December 31, 2025 and 2024, respectively; 1,872,002 and 1,249,535 shares issued and outstanding as of December 31, 2025 and 2024.	19	12
Class B Common Stock, $0.00001 par, 4,900,000 shares authorized, 4,900,000 shares issued and outstanding as of both December 31, 2025 and 2024	49	49
Additional paid-in capital	15,143,335	9,923,113
Accumulated deficit	(6,593,761)	(4,750,598)
Total Stockholders' Equity	8,549,650	5,172,584
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,635,449	$ 5,537,181

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Revenue	$ -	$ -
Operating Expenses:		
General and administrative	654,140	646,154
Research and development	783,035	653,660
Sales and marketing	514,240	550,901
Total Operating Expenses	1,951,415	1,850,715
Loss from operations	(1,951,415)	(1,850,715)
Other Income:		
Grant income	-	157,989
Interest income	93,691	137,825
Others	14,561	-
Total Other Income	108,252	295,814
Provision for income taxes	-	-
Net Loss	$ (1,843,163)	$ (1,554,901)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2025 and 2024

	Class A Common Stock		Class A-1 Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	444,575	$ 5	1,249,535	$ 12	4,900,000	$ 49	$ 7,751,714	$ (3,195,697)	$ 4,556,083
Issuance of Class A Common Stock through									
Regulation D $5	343,000	3	-	-	-	-	1,714,997	-	1,715,000
Stock compensation expense	-	-	-	-	-	-	458,901	-	458,901
Offering costs	-	-	-	-	-	-	(2,499)	-	(2,499)
Net loss	-	-	-	-	-	-	-	(1,554,901)	(1,554,901)
Balance at December 31, 2024	787,575	8	1,249,535	12	4,900,000	49	9,923,113	(4,750,598)	5,172,584
Issuance of Class A-1 Common Stock through Regulation CF $10	-	-	145,821	1	-	-	1,458,212	-	1,458,213
Issuance of Class A-1 Common Stock through Regulation CF $7.5	-	-	470,483	5	-	-	3,528,618	-	3,528,623
Stock issued as broker's commission	-	-	6,163	1	-	-	49,867	-	49,868
Stock compensation expense	-	-	-	-	-	-	484,549	-	484,549
Offering costs	-	-	-	-	-	-	(301,024)	-	(301,024)
Net loss	-	-	-	-	-	-	-	(1,843,163)	(1,843,163)
Balance at December 31, 2025	787,575	$ 8	1,872,002	$ 19	4,900,000	$ 49	$ 15,143,335	$ (6,593,761)	$ 8,549,650

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net loss	$ (1,843,163)	$ (1,554,901)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	484,549	458,901
Amortization of patents	65,178	52,690
Changes in operating assets and liabilities:		
Decrease /(increase) in grant receivables	157,989	18,653
Decrease /(increase) in prepaid expenses	130,139	(148,578)
Decrease /(increase) in deferred offering costs	-	2,501
Increase/(decrease) in accounts payable	(13,562)	23,972
Increase/(decrease) in due to related party	(1,222)	1,222
Net cash used in operating activities	(1,020,092)	(1,145,540)
Cash flows from investing activities		
Cash paid for patents and application costs	(453,661)	(268,833)
Additions to equipment in process (pilot production unit)	(1,034,427)	(1,166,629)
Net cash used in investing activities	(1,488,088)	(1,435,462)
Cash flows from financing activities		
Proceeds from issuance of Class A-1 Common Stock	4,986,836	-
Offering costs	(251,156)	(2,499)
Proceeds from issuance of Class A Common Stock	-	1,715,000
Collection of subscription receivables	-	100,000
Net cash provided by financing activities	4,735,680	1,812,501
Net change in cash	2,227,500	(768,501)
Cash at beginning of the year	3,338,420	4,106,921
Cash at end of the year	$ 5,565,920	$ 3,338,420
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental disclosure of non-cash investing and financing activity:		
Capitalized patent costs in exchange for due to patent attorney	$ 30,030	$ 16,250
Stock issued for broker compensation	$ 49,868	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

AVADAIN, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Avadain, Inc. (the "Company") is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed for the purpose of upscaling its patented technology to reliably and sustainably manufacture high-quality (i.e., large, thin, and nearly defect-free) graphene flakes and then to license this technology to advanced materials manufacturers and others.

Avadain, LLC, a limited liability company formed under the laws of Delaware on September 21, 2020, became a wholly owned subsidiary of the Company on September 22, 2021. Avadain, LLC, owned by Bastille, LLC, was under common control of the Company. Avadain, LLC was initially formed to commercialize the graphene technology developed by Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V. ("Fraunhofer"), a German not-for-profit research organization. On December 23, 2020, Fraunhofer assigned the patents and patent applications for the graphene technology to Avadain, LLC. Upon acquisition by the Company, Avadain, LLC exists solely as a holding company for the Company's intellectual property.

As of December 31, 2025, the Company has not commenced its planned operations as it continues upscaling its technology to mass production and has not generated operating revenues. Once the Company commences its planned principal operations of licensing its technology, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation and Basis for Consolidation</u>

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The consolidated financial statements include all accounts of Avadain, Inc. and Avadain, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the consolidated financial statements. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of patents, stock option assumptions, valuation deferred income tax assets and reserves for commitments and contingencies. Any adjustments applied to these estimates are recognized in the period in which such adjustments are determined.

Significant Risks and Uncertainties

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing the Company's planned products requires significant capital, and based on the current operating plans, the Company expects to continue to incur operating losses for the foreseeable future.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the

Company's cash and cash equivalents balance exceeded the federally insured limits by $4,815,920 and $2,902,034, respectively, and therefore subjects the Company to a significant credit risk.

The Company has $1,320,235 and $186,386 cash in bank held at one accredited financial institution as of December 31, 2025 and 2024, respectively.

The Company also holds a time deposit account amounting to $502,673 as of December 31, 2025. This is held in one accredited financial institution.

The Company holds $3,743,012 and $3,152,034 in money market account as of December 31, 2025 and 2024, respectively. These are held in three and two accredited financial institutions, respectively.

Interest income recognized from the Company's money market accounts amounted to $93,691 and $137,825 for the years ended December 31, 2025 and 2024, respectively.

Grants Income and Receivable

The Company has received grants from governmental granting agencies. As there is no guidance for government grants under US GAAP for a for-profit entity, the Company has adopted accounting policies by analogy to International Audit Standards 20 and ASC 958-605, whereby the Company recognizes its grant income in the period in which the associated expenses are incurred, when there is reasonable assurance that the entity will comply with the conditions, and there is reasonable assurance that the grant will be received. New guidance has now been issued and the Company will assess implementation of such upon receipt of future grants (see Note 7). The Company presents grant income in other income on the consolidated statement of operations.

Receivables, representing amounts due from grantors, are recorded at amounts estimated by management to be the net realizable value. The Company periodically evaluates the collectability of grants receivable and establishes a reserve for uncollectible accounts based on an evaluation of the specific unpaid account balances. No allowances were required as of December 31, 2025 and 2024.

The Company has no grant income for the year ended December 31, 2025. Grants under an expense reimbursement program administered by a US Federal agency program represented 100% of the Company's grant income for the year ended December 31, 2024.

Grant receivables were $0 and $157,989 as of December 31, 2025 and 2024, respectively.

The Company has no on-going grant programs as of December 31, 2025 and is actively looking for grant programs where the Company is qualified to participate.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Intangible Assets

Intangible assets include patents. Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful life. Where the future benefits of the patent rights are unknown, costs are expensed as incurred.

Patent	Useful Life
Group 1	
Family 1: Graphene and the Production of Graphene	March 1, 2022 through
Family 2: Method and Apparatus for the Expansion of Graphite	December 31, 2036
Group 2 & 3	
Family 3: Electrochemical Exfoliation of Graphite for	April 27, 2023 through
Production Of Graphene Flakes and Production of Graphene	April 26, 2043
by Electrochemical Exfoliation	

The cost basis of the intangible patent assets was $1,026,887 and $837,240, which is presented net of accumulated amortization of $179,518 and $114,340, resulting to a carrying value of $847,369 and $722,900 as of December 31, 2025 and 2024, all respectively. Amortization expense of $65,178 and $52,690 was recorded for the years ended December 31, 2025 and 2024, respectively.

Equipment in Progress (Pilot Production Unit)

Equipment in progress, which pertains to the Company's pilot production unit, is recorded at historical cost less accumulated depreciation and amortization, and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The cost of an item of property and equipment (equipment in progress) also includes costs of dismantlement, removal or restoration and the related obligation that the Company incurs at the end of the lease term. The cost of an item of property and equipment (equipment in progress) is recognized as an asset if it is probable that future economic benefits associated with the asset will flow to the entity and the cost of the asset can be measured reliably.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are recognized in the consolidated statements of operations during the financial period in which these are incurred.

AVADAIN, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Equipment in progress, include cost of construction, equipment and other direct costs, are recorded at cost. These are not depreciated until such time as the relevant assets are completed and put into operational use.

Depreciation and amortization on assets are calculated using the straight-line method to allocate their cost to their residual values over the estimated useful lives of 3 years. Upon completion and utilization, which it expects to commence in October 2026, the Company expects to depreciate the pilot production unit through September 2029.

Costs of $1,034,427 and $1,166,629 were capitalized during the years ended December 31, 2025 and 2024, respectively. Total costs capitalized amounted to $2,201,056 and $1,166,629 as of December 31, 2025 and 2024, respectively.

No depreciation has been recorded as of December 31, 2025 and 2024 as the unit is not yet completed.

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each reporting date to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment. An asset's carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal at which time the cost and their related accumulated depreciation and amortization are removed from the accounts. Any gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the consolidated statements of operations.

Impairment of Long-Lived Assets (Intangible Assets and Property and Equipment)

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

The Company reviews its long-lived assets for impairment annually and determined that no impairment charge was necessary for the years ended December 31, 2025 and 2024.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the years ended December 31, 2025 and 2024, the Company has not earned any revenue from operations.

Sales and Marketing Expenses

The Company expenses sales and marketing expenses as they are incurred and reported as part of the operating expenses in the consolidated statements of operations. Sales and marketing expenses amounted to $514,240 and $550,901 for the years ended December 31, 2025 and 2024, respectively.

Research and Development Costs

Research and development costs are expensed as they are incurred and reported as part of the operating expenses in the consolidated statements of operations. Research and development costs amounted to $783,035 and $653,660 for the years ended December 31, 2025 and 2024, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company's subsidiary is a limited liability company and taxed as a disregarded entity. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member, Avadain, Inc.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has incurred negative cash flows from operations, has sustained net losses of $1,843,163 and $1,554,901 for the years ended December 31, 2025 and 2024, respectively, and has an accumulated deficit of $6,593,761 as of December 31, 2025. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

AVADAIN, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1. The Company's current cash position is approximately $5.57 million which is adequate to cover the expected upcoming one year cash flow needs. Cumulative losses for the last two years amounted to approximately $3.40 million with operating cash outflows for the last two years amounting to $2.12 million. Therefore, management assessed that the current capital on hand as of the date these consolidated financial statements were available to be issued should sufficiently fund operations of the Company in the foreseeable future.
2. The Company plans to continue to raise capital as necessary to fund its operating needs (see Note 8).

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2025, the Company has authorized 15,000,000 shares of capital stock for issuance, consisting of 8,124,000 shares of Class A Common Stock with $0.00001 par value per share, 1,876,000 shares of Class A-1 Common Stock with $0.00001 par value per share which shares will only be bought or sold through the NetCapital online platform (Class A and Class A-1 collectively referred to as "Class A Common Stock"), 4,900,000 shares of Class B Common Stock with $0.00001 par value per share, and 100,000 shares of Preferred Stock with $0.00001 par value per share.

Voting Rights

The holders of Class A Common Stock and Class B Common Stock at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of Class A Common Stock has the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock has the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

Dividend and Distribution Rights

The shares of Class A Common Stock and Class B Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Company legally available therefore.

Liquidation Preference

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under the Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Conversion

Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company or automatically upon the occurrence of a transfer (as defined in the Certificate of Incorporation) of a share of Class B Common Stock. Any such converted Class B share is then retired.

Avadain, LLC

Concerning Avadain, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Regulation D

In 2024, the Company raised gross proceeds of $1,715,000 through the issuance of 343,000 shares of Class A Common Stock at a price per share of $5.00 under a Regulation D stock offering.

Regulation CF 2025

On March 17, 2025, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Class A-1 Common Stock by 451,000 shares. Subsequently, in connection with the ratification of the Defective Corporate Acts (as described below), the Company filed a Certificate of Validation and a Certificate of Amendment with the Secretary of State of the State of Delaware on April 21, 2026, which redesignated 175,000 shares of Class A Common Stock as Class A-1 Common Stock. Pursuant to Section 204 of the Delaware General Corporation Law (the "DGCL"), the Certificate of Amendment is deemed effective retroactively to the dates of the applicable Defective Corporate Acts. Accordingly, as of December 31, 2025, the Company's authorized capital stock consisted of 8,124,000 shares of Class A Common Stock and 1,876,000 shares of Class A-1 Common Stock.

In 2025, the Company raised gross proceeds of $4,986,836 through the 2025 Netcapital Offering, in which it issued a total of 622,467 shares of Class A-1 Common Stock. Of such shares, 145,821 shares were issued at a price per share of $10.00 and 470,483 shares were issued at a price per share of $7.50. Total offering costs incurred amounted to $301,024 for the year ended December 31,

2025. Included in the 2025 offering costs was $49,868 of non-cash issuance of 6,163 shares of Class A-1 Common Stock as commission to the broker related to the Regulation CF campaign.

The Board of Directors had authorized the issuance and sale of up to 435,000 shares of Class A-1 Common Stock in the 2025 Netcapital Offering. As a result of the sale of 622,467 shares through the offering, the Company issued 187,467 shares in excess of the number authorized by the Board, of which 171,002 shares were issued in excess of the number of authorized and unissued shares of Class A-1 Common Stock under the Company's Certificate of Incorporation (the "Putative Stock"). Each issuance of the Putative Stock constituted a defective corporate act within the meaning of Section 204 of the DGCL (each, a "Defective Corporate Act" and collectively, the "Defective Corporate Acts").

On April 20, 2026, the Board of Directors ratified the Defective Corporate Acts by unanimous written consent in accordance with Section 204 of the DGCL. On April 20, 2026, the stockholders of the Company approved the ratification of the Defective Corporate Acts by written consent in accordance with Sections 228 and 204 of the DGCL. Following stockholder approval, the Company filed the Certificate of Validation and the Certificate of Amendment with the Secretary of State of the State of Delaware on April 21, 2026.

As a result of such ratification, the 171,002 shares of Putative Stock are valid shares of Class A-1 Common Stock as of the dates of their original issuance, and the Company's authorized capital stock has been retroactively adjusted to reflect 1,876,000 shares of Class A-1 Common Stock and 8,124,000 shares of Class A Common Stock.

<u>Stock Options</u>

In November 2021, the Company adopted the 2021 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees, non-employee directors and contractors. The options generally have a term of ten years and subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2025 and 2024, the Company has reserved 3,000,000 shares of Class A Common Stock for issuance under the Plan and there were 350,708 and 433,000 shares of Class A Common Stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2025 and 2024 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	2,367,000	$ 1.52	$ 8,237,000
Granted	200,000	5.00	
Forfeited	-	-	
Outstanding as of December 31, 2024	2,567,000	1.79	8,237,000
Granted	82,292	10.00	
Forfeited	-	-	
Outstanding as of December 31, 2025	2,649,292	$ 2.05	$ 21,072,000
Exercisable as of December 31, 2024	1,742,000	$ 1.55	
Exercisable as of December 31, 2025	2,224,292	$ 1.63	

| | December 31 | | |
	2025		**2024**
Weighted average grant-date fair value of options granted during the year	$	5.43	$	2.84
Weighted average duration (years) to expiration of outstanding options at year-end		6.34		7.23

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

| | December 31 | |
	2025	**2024**
Risk-free interest rate	3.98%	4.41%
Expected term (in years)	6.50	7.00
Expected volatilty	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2025 and 2024 was $446,599 and $568,200, respectively. Stock-based compensation expense amounted to $484,549 and $458,901 for the years ended December 31, 2025 and 2024, respectively. The unrecognized compensation costs of $985,025 as of December 31, 2025 will be recognized as follows:

December 31,	
2026	429,575
2027	277,725
2028	277,725
	$ 985,025

Stock-based compensation expense was classified in the statements of operations as follows:

	2025		**2024**
General and administrative	$	202,361	$	174,383
Research and development		229,855		128,492
Sales and marketing		52,333		156,026
	$	484,549	$	458,901

NOTE 5: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

AVADAIN, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Patent Royalty Fee

In December 2020, upon the assignment by Fraunhofer of the patents and patent applications derived from graphene technology to Avadain, LLC, Avadain, LLC agreed to pay to Fraunhofer a royalty of two percent (2%) of the gross revenue that will be generated by (i) licensing the continuous flow process to mass produce graphene flakes ("MP Process"), and (ii) Avadain, LLC's own commercial manufacture, use, sale, importation, or exportation of graphene flakes using the MP Process.

Legal Services and Expenses for Patent Filing

In March 2021, the Company entered into an agreement with a third-party legal firm (the "Firm") to represent the Company in connection with the preparation, filing, and prosecution of patent applications relating to the manufacture of graphene. Upon signing of the agreement, the Company assumed the liability amounting to $213,773 previously incurred by the Firm for Fraunhofer and Bastille, LLC. Until the Company obtains at least $8,000,000 in total third-party funding, the Firm will provide legal services and advance expenses on a full contingency basis, up to a maximum amount of $50,000 after the date of the engagement agreement. Amount incurred over the set maximum amount is due and demandable by the Firm within 30 days of receiving an invoice from the Firm. The set maximum amount was increased by $14,021 in 2022 resulting to a set maximum amount of $277,794 as of December 31, 2024.

In 2025, the Company exceeded the $8,000,000 threshold which triggered the repayment agreement with the Firm. The Company paid the Firm $263,773 as agreed in 2021. The Firm waived the collection of $14,021, for which the Company recognized a gain on accounts payable write-off for the same amount, which is included in other income in the consolidated statements of operations.

The Firm has incurred legal services and advance expenses over the set maximum amount amounting to $30,030 and $16,250 as of December 31, 2025 and 2024, respectively, and was recognized as a current liability and presented as current portion of "Due to patent attorney" in the consolidated balance sheets.

PIPCA Share

In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology. Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA. PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC.

Grants

The Company received grants for specific purposes that are subject to review and audit by the grantor. Such audit may result in grantor requiring a reimbursement from the Company for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

NOTE 6: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relates primarily to net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $1,167,685 and $814,178, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Therefore, a valuation allowance of $1,167,685 and $814,178 was recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $353,508 and $283,897 during the years ended December 31, 2025 and 2024, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.14%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax asset.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,467,898 and $3,115,277, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2025-10, *Government Grants (Topic 832)* ("ASU 2025-10"), which establishes authoritative guidance for the recognition, measurement, presentation, and disclosure of government grants by business entities. ASU 2025-10 requires that government grants be recognized when it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The standard requires entities to account for grants related to income on a systematic basis over the periods in which the related costs are incurred and provides policy elections for the presentation of such grants either as other income or as a reduction of the related expenses. Grants related to assets may be presented either as deferred income, which is recognized in earnings over the useful life of the related asset, or as a reduction of the carrying amount of the asset. The standard is effective for the Company for annual reporting periods beginning after December 15, 2029, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2025-10 will have on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Equity Financing

On April 20, 2026, the Board of Directors approved the following actions to raise capital:

- Selling up to 250,000 shares of Class A Common Stock at $10 per share to accredited investors as defined under Rule 501 (a) in Regulation D.

- Selling up to 500,000 shares of Class A-1 Common Stock in a crowdfunding offering in compliance with Regulation CF (2026 Regulation CF) through Netcapital at $10 per share. The authorized officers can increase this price up to $15 per share.

Amendment of Authorized Shares

On April 20, 2026, Board of Directors approved to increase the authorized shares of its Class A-1 Common Stock by 500,000 to accommodate the 2026 Regulation CF offering.

Management's Evaluation

The Company has evaluated subsequent events through April 21, 2026, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.